STATEMENT OF REGISTERED INVESTMENT COMPANIES
PURSUANT TO RULE 17g-1 UNDER THE 1940 ACT

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, the undersigned registered investment company hereby states as follows:

The premium for the insured bond covering The Prairie Fund has been paid through the period ending April 12, 2007.

Dated this __th day of June, 2006.

The Prairie Fund



By: _____

Name: Matthew M. Zuckerman
Title: President and Chairman of the Board

ICI MUTUAL INSURANCE COMPANY
P.O. Box 730
Burlington, Vermont 05402-0730

DECLARATIONS

Item 1. Name of Insured (the "Insured") **The Prairie Fund, Inc.**	Bond Number **00554106B**

Principal Address: c/o Zuckerman Management Associates, Inc.
801 41ˢᵗ Street, Suite 210, Miami Beach, FL 33140

Item 2. Bond Period: from 12:01 a.m. on ___April 12, 2006___, to 12:01 a.m. on ___April 12, 2007___, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability—
Subject to Sections 9, 10 and 12 hereof:

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
Insuring Agreement A- FIDELITY	$100,000	$25,000
Insuring Agreement B- AUDIT EXPENSE	Not Covered	Not Covered
Insuring Agreement C- ON PREMISES	Not Covered	Not Covered
Insuring Agreement D- IN TRANSIT	Not Covered	Not Covered
Insuring Agreement E- FORGERY OR ALTERATION	Not Covered	Not Covered
Insuring Agreement F- SECURITIES	Not Covered	Not Covered
Insuring Agreement G- COUNTERFEIT CURRENCY	Not Covered	Not Covered
Insuring Agreement H- UNCOLLECTIBLE ITEMS OF DEPOSIT	Not Covered	Not Covered
Insuring Agreement I- PHONE/ELECTRONIC TRANSACTIONS	Not Covered	Not Covered

If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

Item 4. Offices or Premises Covered—All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5. The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3

and of all Riders applicable to this Bond issued during the Bond Period.

By: _____

Authorized Representative

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED		BOND NUMBER
The Prairie Fund		00554106B
EFFECTIVE DATE	**BOND PERIOD**	**AUTHORIZED REPRESENTATIVE**
April 12, 2006	April 12, 2006 to April 12, 2007	[signature]

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Zuckerman Management Associates, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED			BOND NUMBER
The Prairie Fund			**00554106B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE	
April 12, 2006	April 12, 2006 to April 12, 2007	*[signature]*	

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund ("Non-Fund") or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with (1) services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares, or (2) in the case of a Non-Fund substantially all of whose business is rendering the services described in (1) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of services by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN3.0-01 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED		BOND NUMBER
The Prairie Fund		00554106B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
April 12, 2006	April 12, 2006 to April 12, 2007	[signature]

Most property and casualty insurers, including ICI Mutual Insurance Company ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual's **"insured losses"** in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for **"acts of terrorism."** However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for **"acts of terrorism"** is one percent (1%).

RN53.0-00 (3/03)

ICI MUTUAL INSURANCE COMPANY

RENEWAL
QUOTATIONS

FILE NO. 00554106B   DATE: April 11, 2006

A. Investment Company Blanket Bond

    1. **Proposed Named Insured(s):**   The Prairie Fund
                                                (Continued on Specimen Rider No. 1)

    2. **Bond Period:**   April 12, 2006 to April 12, 2007

    3. **Coverages (Option # 2):**

	Limit	Deductible
Fidelity	$100,000	$25,000 [1]

    4. **Premium**

Annual Premium	$1,440
Vermont Premium Tax @ .25 of 1%	$4
Total Due [2]	$1,444

    5. **Coverage Terms:** The liability of ICI Mutual shall be subject to the specimen ICI Mutual Bond, including all riders thereto, provided with this quotation.

---

[1] Deductible for Fidelity coverage does not apply to Investment Company Insureds.

[2] The above quotations do not include any other state premium taxes. You may wish to consult with counsel to determine if any such taxes are applicable.

ACCEPTANCE

COMPLEX NAME: The Prairie Fund

CONTROL NUMBER: 554

The undersigned hereby accepts the following coverages:

	LIMIT	DEDUCTIBLE	PREMIUM and TAX
A. Bond (Option #2)	$ 100,000	$25,000	$ 1,444
TOTAL DUE			$ 1,444

and promises to pay to ICI Mutual the Annual Premium plus Vermont premium tax for the Bond when due and payable.

Authorized Representative: _Matthew M. Zuckerman_

Title: _President_

Date: _4 / 17 / 2006_

NOTE: The foregoing quotations are based upon information provided in your renewal application. Please notify us promptly of any material change in that information. We reserve the right to amend or withdraw any quotation as a result of any such change.

STATEMENT OF WRITTEN CONSENT
OF THE BOARD OF TRUSTEES
OF
THE PRAIRIE FUND

The undersigned, being all of the members of the Board of Trustees of The Prairie Fund, a Delaware business trust, (the "Fund"), do hereby consent to the adoption of, and do hereby adopt, the following resolutions:

FIDELITY BOND

RESOLVED: That the actions of the officers of the Fund in acquiring the fidelity bond issued by ICI Mutual Insurance Company in the amount of one hundred thousand dollars ($100,000) through April 12, 2007, for a premium of $1,444.00 be, and they hereby are ratified, confirmed and approved.

SIGNATURES IN COUNTERPARTS

RESOLVED: That a facsimile copy (i.e., telecopy) of this statement of written consent, signed in counterparts by the Trustees named below, shall constitute an original for all purposes.

DATED this 20 th day of June, 2006.



_____   _____
Matthew M. Zuckerman   Nancy Z. Markovitch

_____   _____
Joseph Wiesel   Jack Levine

_____
Elias M. Hershmann, MD

1-MI/576857.1

STATEMENT OF WRITTEN CONSENT
OF THE BOARD OF TRUSTEES
OF
THE PRAIRIE FUND

The undersigned, being all of the members of the Board of Trustees of The Prairie Fund, a Delaware business trust, (the "Fund"), do hereby consent to the adoption of, and do hereby adopt, the following resolutions:

FIDELITY BOND

RESOLVED: That the actions of the officers of the Fund in acquiring the fidelity bond issued by ICI Mutual Insurance Company in the amount of one hundred thousand dollars ($100,000) through April 12, 2007, for a premium of $1,444.00 be, and they hereby are ratified, confirmed and approved.

SIGNATURES IN COUNTERPARTS

RESOLVED: That a facsimile copy (i.e., telecopy) of this statement of written consent, signed in counterparts by the Trustees named below, shall constitute an original for all purposes.

DATED this 10th day of June, 2006.

____
Matthew M. Zuckerman

____
Nancy Z. Markovitch



____
Joseph Wiesel

____
Jack Levine

____
Elias M. Hershmann, MD

STATEMENT OF WRITTEN CONSENT
OF THE BOARD OF TRUSTEES
OF
THE PRAIRIE FUND

The undersigned, being all of the members of the Board of Trustees of The Prairie Fund, a Delaware business trust, (the "Fund"), do hereby consent to the adoption of, and do hereby adopt, the following resolutions:

FIDELITY BOND

RESOLVED: That the actions of the officers of the Fund in acquiring the fidelity bond issued by ICI Mutual Insurance Company in the amount of one hundred thousand dollars ($100,000) through April 12, 2007, for a premium of $1,444.00 be, and they hereby are ratified, confirmed and approved.

SIGNATURES IN COUNTERPARTS

RESOLVED: That a facsimile copy (i.e., telecopy) of this statement of written consent, signed in counterparts by the Trustees named below, shall constitute an original for all purposes.

DATED this 20 th day of June, 2006.

____
Matthew M. Zuckerman

____
Nancy Z. Markovitch



____
Joseph Wiesel

[signature]
Jack Levine

____
Elias M. Hershmann, MD

STATEMENT OF WRITTEN CONSENT
OF THE BOARD OF TRUSTEES
OF
<u>THE PRAIRIE FUND</u>

The undersigned, being all of the members of the Board of Trustees of The Prairie Fund, a Delaware business trust, (the "Fund"), do hereby consent to the adoption of, and do hereby adopt, the following resolutions:

FIDELITY BOND

RESOLVED: That the actions of the officers of the Fund in acquiring the fidelity bond issued by ICI Mutual Insurance Company in the amount of one hundred thousand dollars ($100,000) through April 12, 2007, for a premium of $1,444.00 be, and they hereby are ratified, confirmed and approved.

SIGNATURES IN COUNTERPARTS

RESOLVED: That a facsimile copy (i.e., telecopy) of this statement of written consent, signed in counterparts by the Trustees named below, shall constitute an original for all purposes.

DATED this 20th day of June, 2006.

_____
Matthew M. Zuckerman


_____
Joseph Wiesel

_____
Elias M. Hershmann, MD

_____
Nancy Z. Markovitch

_____
Jack Levine

1-MU576857.1

STATEMENT OF WRITTEN CONSENT
OF THE BOARD OF TRUSTEES
OF
THE PRAIRIE FUND

The undersigned, being all of the members of the Board of Trustees of The Prairie Fund, a Delaware business trust, (the "Fund"), do hereby consent to the adoption of, and do hereby adopt, the following resolutions:

FIDELITY BOND

RESOLVED: That the actions of the officers of the Fund in acquiring the fidelity bond issued by ICI Mutual Insurance Company in the amount of one hundred thousand dollars ($100,000) through April 12, 2007, for a premium of $1,444.00 be, and they hereby are ratified, confirmed and approved.

SIGNATURES IN COUNTERPARTS

RESOLVED: That a facsimile copy (i.e., telecopy) of this statement of written consent, signed in counterparts by the Trustees named below, shall constitute an original for all purposes.

DATED this 20 th day of June, 2006.



_____
Matthew M. Zuckerman

_____
Nancy Z. Markovitch

_____
Joseph Wiesel

_____
Jack Levine

_____
Elias M. Hershmann, MD

1-MI/576857.1